December 24, 2008

Confidential For Use of the Commission Only

Via Facsimile and Federal Express

Securities and Exchange Commission

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

RE:	Depomed, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 001-13111

Dear Mr. Rosenberg:

On behalf of Depomed, Inc. (“Depomed”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated December 10, 2008 in connection with the above-referenced Form 10-K and Form 10-Q filings.

Each response below is preceded by the comment in the Staff’s letter to which it relates.

Form 10-K for the Year Ended December 31, 2007

Item 1. Business

Patents and Proprietary Rights, page 21

1.                                      Your discussion states that you have 9 patents and 18 patent applications.  Additionally, we note that you have lawsuits pending relating to some of these patents.  Please revise this disclosure to identify the product and product candidates related to each of your material patents and disclose when each of your material patents expires.

In response to the Staff’s comment, Depomed will revise the “PATENTS AND PROPRIETARY RIGHTS” portion of the Business section of its Annual Report on Form 10-K for the year ending December 31, 2008 (the “2008 Annual Report”) to identify the products and product candidates related to each of its material patents, and to disclose when each of its material patents expires.  Depomed will include the following disclosure in the 2008 Annual Report:

“Our material issued United States patents and the products and product candidates they cover are as follows:

United States Patent No.		Expiration Date	Product(s) and Product Candidate(s) Covered

6,340,475		September 19, 2016	Glumetza 500mg Proquin XR DM-1796 DM-5689

6,635,280		September 19, 2016	Glumetza 500mg Proquin XR DM-1796 DM-5689

6,723,340		October 25, 2021	Glumetza 500mg DM-1796 DM-5689

6,488,962		June 20, 2020	Glumetza 500mg Glumetza 1000mg Proquin XR DM-1796 DM-5689

5,972,389		September 19, 2016	Proquin XR

7,438,927		February 26, 2024	DM-1796 DM-5689

6,310,098	*	July 21, 2020	DM-5689

*  We have an exclusive sublicense from PharmaNova, under United States Patent No. 6,310,098, held by the University of Rochester, to develop and commercialize in the United States a product that contains gabapentin as its active pharmaceutical ingredient, and is indicated for the treatment of menopausal hot flashes.”

Depomed will update the disclosure above as appropriate to reflect any additional material patents that may issue prior to the filing of the 2008 Annual Report.

Schedule 14A filed April 9, 2008

Executive Compensation, page 11

2.                                      Please revise your discussion to more specifically describe your corporate and each executive’s individual goals.  The description should be quantified to the extent that the goals were quantified.

Depomed will revise its executive compensation discussion as requested by the Staff to more specifically describe its corporate and each executive’s individual goals.  As requested, the description will quantify corporate and individual goals, to the extent they were quantified.

As requested by the Staff, a more specific description of Depomed’s 2007 corporate objectives than was included in Depomed’s Schedule 14A filed April 9, 2008 (the “2008 Schedule 14A”), and the relative weighting assigned to each objective, is as follows:

•                  A specified target increase in Depomed’s stock price by year-end (taking into account the overall market’s views of the specialty pharmaceutical industry, and Depomed’s performance relative to its peers) — 35% weighting;

•                  Achievement of Glumetza gross revenues of a specified amount — 15% weighting;

•                  Balance revenue and expenses such that net loss is within the Board approved budget — 10% weighting;

•                  Initiate a Phase II trial in DM-5689 for menopausal hot flashes by a specified date, with completion and top line data by a specified date — 15% weighting;

•                  File a New Drug Application for DM-1796 for postherpetic neuralgia and enter into a commercialization arrangement for the product with a U.S. partner by a specified date — 20% weighting; and

•                  Initiate and complete (fully enrolled with data available) a Phase IIa trial in GERD by a specified date and, with positive data, enter into negotiations to partner the product by a specified date — 5% weighting.

The revised disclosure requested by the Staff related to Depomed’s 2008 corporate objectives will be consistent with the information provided above with respect to Depomed’s 2007 corporate objectives, and will be included in the executive compensation discussion in Depomed’s Schedule 14A to be filed on or before April 30, 2009 in connection with Depomed’s 2009 annual meeting of shareholders (the “2009 Schedule 14A”).

The Staff is further supplementally advised that the 2007 individual objectives for Matthew M. Gosling, Depomed’s Vice President and General Counsel, were equally weighted and were as follows:

•                  Achieve a resolution of the company’s Proquin XR out-license arrangement with Esprit Pharma in a manner favorable to the company;

•                  Manage legal aspects of an equity financing;

•                  Achieve a resolution (i.e., settlement or judgment) of the company’s patent litigation matter against IVAX Corporation in a manner favorable to the company;

•                  Reorganize the company’s intellectual property function to improve the productivity and cost-effectiveness of the function; and

•                  Manage the legal aspects of a DM-1796 collaborative partnering transaction.

The revised disclosure requested by the Staff related to Mr. Gosling and Depomed’s other named executive officers’ 2008 individual objectives will be (a) consistent with the information provided above with respect to Mr. Gosling’s 2007 corporate objectives, (b) quantified to the extent such individual objectives are quantified, and (c) included in the executive compensation discussion in the 2009 Schedule 14A.

3.                                      Please identify the goals that were accomplished and explain how these accomplishments were considered when awarding bonuses and stock options.  For example:

•                  You state that the committee considered the Company’s considerable progress in determining the size of the option pool.  How did the committee measure the “considerable progress;” and

•                  You state that the Committee considered Messrs. Pelzel’s and Gosling’s performance and the number of options held by them and the exercise prices of those options in determining to make grants to Messrs. Pelzel and Gosling.  Please describe how their performance supported the Committee’s decision and the number of options held by these individuals and the exercise prices of the options held by these individuals relative to other officers.

Depomed will revise its executive compensation discussion as requested by the Staff to identify the goals that were accomplished and explain how those accomplishments were considered when awarding bonuses and stock options.  The revised disclosure requested by the Staff will be included in the 2009 Schedule 14A.  For purposes of illustrating the manner in which Depomed will revise its executive compensation discussion to be included in the 2009 Schedule 14A, and to respond to the Staff’s comments, the Staff is supplementally advised:

(a)                                  the “considerable progress” through May 2007 referred to in the discussion of refresher option grants in the 2008 Schedule 14A includes the following developments that occurred between March 2007 and May 2007:  (i) the completion of Depomed’s Phase 3 study in DM-1796 for postherpetic neuralgia; (ii) the completion of a $20 million equity financing in April 2007; (iii) the filing of an investigational new drug application for DM-5689 for menopausal hot flashes; and (iv) the significant increase in Depomed’s stock price between March 2007 and May 2007 (from approximately $3.20 per share to approximately $4.40 per share).  The compensation committee of the Board of Directors measured the company’s considerable progress qualitatively, on the basis of the company’s achievement of the significant corporate objectives identified above, which the committee felt increased shareholder value in the two months period subsequent to March 2007.  The compensation committee also measured the company’s considerable progress quantitatively, in that the committee believed the increased shareholder value created by the accomplishment of important corporate objectives was reflected in the then current trading price of the company’s common stock.

(b)                                 (i)  the performance of Mr. Gosling considered by the compensation committee in awarding Mr. Gosling an option to purchase 25,000 shares of common stock in March 2007 included the following:  (A) Mr. Gosling’s work ethic and integration within the company’s management team since joining the company in June 2006; (B) Mr. Gosling’s assumption of the company’s intellectual property function following the departure of the company’s chief scientific officer in November 2006; (C) the important patent claim construction ruling achieved by the company in December 2006 in its patent litigation against IVAX Corporation, which litigation Mr. Gosling oversaw; (D) Mr. Gosling’s participation in securing the $10 million payment due from Esprit Pharma in December 2006; and (E) the reduction in outside corporate legal fees since Mr. Gosling joined the company.  Also, the committee noted that Mr. Gosling held options to purchase 75,000 shares of the company’s common stock with an exercise price of $6.17 per share, while each of the company’s other executive officers (other than Mr. Pelzel) held options to purchase at least 295,000 shares of common stock, including options to purchase at least 50,000 shares of common stock with exercise prices of less than $4.00 per share.

(ii)  the performance of Mr. Pelzel considered by the compensation committee in awarding Mr. Pelzel an option to purchase 50,000 shares of common stock in March 2007 included the following:  (A) Mr. Pelzel’s assumption of responsibility for the research and development functional areas of the company since his promotion to Chief Operating Officer in September 2005; (B) Mr. Pelzel’s efforts in securing a promotional arrangement with King Pharmaceuticals for the company’s Glumetza product in June 2006; (C) Mr. Pelzel’s oversight of the company’s dispute with Esprit Pharma in December 2006; (D) Mr. Pelzel’s oversight of the progress of the company’s Phase 3 clinical trial in DM-1796 for postherpetic neuralgia; and (E) Mr. Pelzel’s exemplary leadership and work ethic.  Also, the committee noted that Mr. Pelzel held options to purchase approximately 223,000 shares of the company’s common stock with exercise prices of $4.25, $5.89 or $6.25, while each of the company’s other executive officers (other than Mr. Gosling) held options to purchase at least 295,000 shares of common stock, including options to purchase at least 50,000 shares of common stock with exercise prices of less than $4.00 per share.

Depomed will include disclosure in substantially the manner set forth in items (a) and (b) above in its executive compensation discussion to be included in the 2009 Schedule 14A.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 22

4.                                      Please revise your disclosure to include a roll forward of each item that reduces your gross revenue for the periods presented showing the following:

•                  Beginning balance,

•                  Current estimate related to sales made in current period,

•                  Current estimate related to sales made in prior periods,

•                  Actual returns or credits in current period related to sales made in current period,

•                  Actual returns or credits in current period related to sales made in prior periods, and

•                  Ending balance.

Depomed will include the product sales allowance rollforward under “CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES” within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of its Annual Report on Form 10-K for the year ending December 31, 2008.

An example of the product sales allowances rollforward for the two years ended December, 31, 2007 is as follows.  Depomed will incorporate the activity for the ending December 31, 2008 in the 2008 Annual Report.

	Contract Sales	Product
(in thousands)	Discounts (1)	Returns (2), (3)	Cash Discounts	Total

Balance at December 31, 2005	$—	$—	$—	$—
Revenue Allowances:
Provision related to current period sales	119	—	12	131
Provision related to prior period sales	—	—	—	—
Recorded to balance sheet (3)	840	—	121	961
Payments and credits related to sales made in current period	(657)	—	(64)	(721)
Balance at December 31, 2006	302	—	69	371
Revenue Allowances:
Provision related to current period sales	1,447	—	279	1,726
Provision related to prior period sales	—	—	—	—
Recorded to balance sheet (3)	(405)	—	19	(386)
Payments and credits related to sales made in current period	(795)	—	(232)	(1,027)
Payments and credits related to sales made in prior periods	(147)	—	(69)	(216)
Balance at December 31, 2007	$402	$—	$66	$468

(1)          Includes wholesaler fees, launch discounts, patient support programs, Medicaid rebates, and chargebacks.

(2)          Given the Company’s limited history of selling GLUMETZA and Proquin XR through December 31, 2007, the Company was unable to reasonably estimate expected returns of product at the time of shipment.  Through December 31, 2007, there have been no product returns of GLUMETZA and Proquin XR.

(3)          Through December 31, 2007, the Company was unable to reasonably estimate expected returns of product at the time of shipment.  Accordingly, the Company deferred recognition of revenue on product shipments of GLUMETZA and Proquin XR until the earlier of when units were dispensed through patient prescriptions or expiration of the right of return.  Product sales allowances related to revenue that has been deferred is recorded on the balance sheet as a reduction of the related deferred revenue, and recognized within the income statement as a reduction of product sales in the same period the related revenue is recognized.

Liquidity and Capital Resources

Contractual Obligations, page 30

5.                                      Please revise your table to include long-term debt as well as the interest on long-term debt.  In addition, please revise your disclosure to clarify whether you can make reasonably reliable estimates of the amount and period in which the uncertain tax liabilities will be paid.  If you believe the amount and payment cannot be reliably estimated, disclose the amounts excluded from the table and the basis for exclusion.

With regard to uncertain tax liabilities to be paid, Depomed notes that it does not have liabilities related to unrecognized tax benefits as of December 31, 2007 and September 30, 2008.  Note 11 of the Notes to Condensed Consolidated Financial Statements included in Depomed’s Form 10-Q for the Quarterly Period Ended September 30, 2008 discloses that unrecognized tax benefits as of December 31, 2007 and September 30, 2008 are netted against deferred tax assets, which are fully offset by a valuation allowance.  None of the total unrecognized tax benefit relates to an uncertain tax liability.  Accordingly no liability was recorded in the financial statements as of the date of FIN 48 adoption, during the year ended December 31, 2007, or during the nine months ended September 30, 2008.

Depomed will include long-term debt and interest on long-term debt within the revised contractual obligations table under the “LIQUIDITY AND CAPITAL RESOURCES” section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of its Annual Report on Form 10-K for the year ending December 31, 2008.

An example of the revised table and disclosure as of September 30, 2008, is as follows:

Contractual Obligations

As of September 30, 2008, our aggregate contractual obligations are as shown in the following table (in thousands):

	Less than
	1 year	1-3 years	3-5 years	Total
Long-term debt - principal	$2,419	$6,981	$—	$9,400
Long-term debt - interest	1,015	791	—	1,806
Operating leases	1,543	3,238	549	5,330
Related party arrangements	79	—	—	79
Purchase commitments	3,679	—	—	3,679
	$8,735	$11,010	$549	$20,294

At September 30, 2008, we had non-cancelable purchase orders and minimum purchase obligations of approximately $0.7 million under our manufacturing agreement with Patheon Puerto Rico, Inc. for the manufacture of the 500mg GLUMETZA and $0.4 million under our supply agreement with Biovail for the supply of the 1000mg GLUMETZA. We also had a non-cancelable purchase order to purchase in December 2008 approximately $2.6 million of gabapentin, the active ingredient in both DM-1796 and DM-5689, from a third-party supplier. The amounts disclosed only represent minimum purchase requirements. Actual purchases are expected to exceed these amounts.

We have a consulting arrangement with John W. Fara, Ph.D., our former Chairman, President and Chief Executive and former member of the Company’s Board of Directors and are obligated to pay Dr. Fara $62,000 for consulting services for the remainder of 2008. We also had a consulting arrangement with John F. Hamilton, our former Vice President, Finance and Chief Financial Officer and paid Mr. Hamilton $17,000 for consulting services through October 2008.

The contractual obligations reflected in this table exclude $3.0 million of contingent milestone payments we may be obligated to pay in the future under our sublicense agreement with PharmaNova. These payments relate to various milestones for the product candidate under the sublicense agreement, including dosing of the first patient in any Phase 3 trial, submission to the FDA of an NDA, and FDA approval of an NDA. The above table also excludes any future royalty payments we may be required to pay on products we have licensed or any promotion fees associated with our promotion agreements with Santarus and Watson.

* * * *

Depomed acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Depomed may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff to assist Depomed in resolving the above comments.  Please contact the undersigned at (650) 813-5018 if you have any questions regarding the response to the Staff’s comment letter set forth herein.

Sincerely,

/s/ Kyle Guse
Kyle Guse

cc: Matthew M. Gosling, Depomed, Inc.